[Latham & Watkins LLP]

October 28, 2004

Julia E. Griffith, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orbitz, Inc. on October 6, 2004 (File No. 005-79405)

Dear Ms. Griffith:

On behalf of Orbitz, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, today we have submitted for filing, via direct electronic transmission, Amendment No. 1 to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

Enclosed for your review, we have provided three courtesy copies of Amendment No. 1 to the Schedule 14D-9. In connection with your comments regarding the Schedule 14D-9, as set forth in your letter dated October 20, 2004, the Company offers the following responses.

General

1.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Julie E. Griffith, Esq.

October 28, 2004

[Latham & Watkins LLP]

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company and its management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company and its management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14D-9

2.	Expand your disclosure under Item 3(a) to state what portion of the $11.4 million severance payment would be paid to each of the senior executives in the event of “constructive termination.”

Response: We have noted your comment and supplementally advise the staff that the $11.4 million severance amount referenced in our initial filing erroneously included amounts to be paid to employees of the Company other than our senior executive officers and also included amounts to be paid to our senior executive officers upon the acceleration of shares of restricted Class A Common Stock. Similarly, the 749,116 number of Company Stock Options subject to accelerated vesting referenced in Item 3(a) erroneously included options held by persons other than the Company’s senior executive officers. Accordingly, we have revised and expanded our disclosure under Item 3(a) to clearly state (i) the amount of the severance payment to be paid to each of the senior executives in the event of “constructive termination”, (ii) the number of Company Stock Options held by each of our senior executive officers that will be subject to accelerated vesting in the event of “constructive termination”; and (iii) the number of shares of restricted Class A Common Stock held by each of our senior executive officers that will be subject to accelerated vesting in the event of “constructive termination.”

3.	Expand your disclosure in response to Item 5 to quantify the amounts paid or agreed to be paid to Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in respect of their services as financial advisors in the transaction.

Response: We have noted your comment and have expanded our disclosure in response to Item 5 to quantify the amounts paid or agreed to be paid to Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in respect of their services as financial advisors in the transaction.

Julie E. Griffith, Esq.

October 28, 2004

[Latham & Watkins LLP]

If you have any questions with respect to the foregoing, please telephone Cathy Birkeland at (312) 876-7681 or myself at (312) 876-7680.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking of LATHAM & WATKINS LLP

Enclosures

cc:	Gary Doernhoefer, Esq., Orbitz, Inc.